                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                              Bruce D. Haims, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




20859583.1
                       (Continued on the following pages)

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CUSIP No. 12686C-10-9                 13D                      PAGE 2 OF 4 PAGES



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1        NAME OF REPORTING PERSON                          PATRICK FRANCIS DOLAN
         I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON                          N/A

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
                                                                              00

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER
 NUMBER OF                                                               91,000*
   SHARES
BENEFICIALLY                 8      SHARED VOTING POWER
  OWNED BY                                                            1,177,140*
    EACH
  REPORTING                  9      SOLE DISPOSITIVE POWER
   PERSON                                                                91,000*
    WITH
                            10      SHARED DISPOSITIVE POWER
                                                                      1,177,140*


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      1,268,140*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            1.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                                             IN

--------------------------------------------------------------------------------


--------

* Includes shares received in 2-for-1 stock splits on March 30, 1998 and August 21, 1998.



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CUSIP No. 12686C-10-9                 13D                      Page 3 of 4 Pages



                      CONTINUATION PAGES OF AMENDMENT NO. 2
                            TO SCHEDULE 13D FILED BY
               PATRICK FRANCIS DOLAN, INDIVIDUALLY AND AS TRUSTEE

         This Amendment No. 2 to the Schedule 13D, dated November 15, 1994, as amended by Amendment No. 1 thereto, dated June 27, 1997 (as so amended, the "Schedule 13D"), previously filed by Patrick Francis Dolan ("Mr. Dolan"), relates to Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). Items 2 and 5 are hereby supplemented and amended.

Item 2.  Identity and Background.

         (c) The present principal occupation of Mr. Dolan is Senior Vice President, Director of News 12, One Media Crossways, Woodbury, NY 11797.

Item 5. Interest in Securities of the Issuer.

         (a) Mr. Dolan may be deemed to beneficially own an aggregate of 1,268,140 shares of Class A Common Stock as a result of his beneficial ownership of (i) 1,215,140 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock, (ii) options to purchase 45,400 shares of Class A Common Stock, and (iii) 7,600 shares of Class A Common Stock. This aggregate amount represents 1.0% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares which may be acquired upon the exercise of options).

         (b) Mr. Dolan has the (i) sole power to vote or to direct the vote of 91,000 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares which may be acquired upon the exercise of options); (ii) shared power to vote or direct the vote of 1,177,140 shares of Class B Common Stock convertible into Class A Common Stock; (iii) sole power to dispose or to direct the disposition of 91,000 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares which may be acquired upon the exercise of options); and (iv) shared power to dispose or to direct the disposition of 1,177,140 shares of Class B Common Stock convertible into Class A Common Stock.

         (e) Mr. Dolan resigned as a trustee of the Dolan Grandchildren Trust on October 27, 1999. Prior to that date, Mr. Dolan's ownership percentage had fallen below 5% due to the increase in the number of shares of Class A Common Stock currently outstanding.



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CUSIP No. 12686C-10-9                 13D                      Page 4 of 4 Pages


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 10, 1999

                                Signature:        /s/ Patrick Francis Dolan
                                                  By:  William A. Frewin, Jr.
                                                       ----------------------
                                Name/Title:       Patrick Francis Dolan,
                                                   individually and as Trustee
                                                   each of the following Trusts:
                                                   DC Patrick Trust
                                                   Tara Dolan 1989 Trust
                                                   By William A. Frewin, Jr.,
                                                       attorney-in-fact




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